Exhibit 17.1

March 5, 2014

P.O. Box 2170

Osburn, Idaho 83849

Mr. James Westmoreland

President, Chief Executive Officer Daybreak Oil and Gas, Inc.

1414 S. Friendswood Dr. Suite 212

Friendswood, TX 77546

This letter is to confirm in writing the e-mail sent to you today stating that I am tendering my resignation as Chairman of the Board and as an elected member of the Board of Directors of Daybreak Oil and Gas,
Inc. effective as of this date March 5,2014. I request that you provide me with a note payable for the compensation owed me as of this date.

Respectfully,

/s/ DALE B. LAVIGNE

Dale B. Lavigne